Filed by Raymond James Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: TriState Capital Holdings, Inc.
Commission File No.: 001-35913

Date: October 21, 2021

From:        Raymond James Investment Banking Deal Announcement
Subject:    Announced Transaction: Raymond James Financial, Inc.

Raymond James Investment Banking Serves as Exclusive Financial Advisor to Raymond James Financial, Inc.

John Roddy Managing Director Head of Financial Services Investment Banking +1.212.856.4880 Michael Sumbs Vice President +1.919.755.2602

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Transaction Details
Raymond James Financial, Inc. (“Raymond James”) (NYSE: RJF) and TriState Capital Holdings, Inc. (“TriState”) (NASDAQ: TSC) have entered into a definitive agreement under which Raymond James will acquire TriState in a combination cash and stock transaction, valued at approximately $1.1 billion. Under the terms of the agreement, TriState common stockholders will receive $6.00 cash and 0.25 Raymond James shares for each share of TriState common stock, which represents per share consideration of $31.09 based on the closing price of Raymond James common stock on October 19, 2021. Raymond James has entered into an agreement with the sole holder of the TriState Series C Perpetual Non-Cumulative Convertible Non-Voting Preferred Stock pursuant to which the Series C Convertible Preferred will be converted to common shares at the prescribed exchange ratio and cashed out at $30 per share. The TriState Series A Non-Cumulative Perpetual Preferred Stock and Series B Non-Cumulative Perpetual Preferred Stock will remain outstanding and be converted into equivalent Preferred Stock of Raymond James.

About Raymond James Financial, Inc.
Raymond James is a leading diversified financial services company providing private client group, capital markets, asset management, banking and other services to individuals, corporations and municipalities. The firm serves more than 8,400 financial advisors managing approximately $1.2 trillion in client assets through a multiple affiliation model. Raymond James’ bank subsidiary, Raymond James Bank, has assets of $35 billion serving corporations and Private Client Group clients. The firm’s asset management subsidiary, Carillon Tower Advisers, manages retail and institutional fixed income and equity strategies of $69 billion.

About TriState Capital Holdings, Inc.
TriState Capital Holding is a diversified financial services firm providing banking and asset management services to individuals, corporations and municipalities. Through a branchless bank model with over $12 billion in assets, TriState is the nation’s leading provider of securities-based loans for clients of independent investment advisory firms, trust companies, broker-dealers, regional securities firms, family offices, insurance companies and other financial intermediaries that do not offer proprietary banking services. TriState’s banking franchise includes private banking and middle-market focused commercial lending with approximately $10 billion in loans. Additionally, the firm’s asset management franchise, Chartwell Investment Partners, manages assets of approximately $11 billion predominantly in equity and fixed income strategies.

About Raymond James Financial Services Investment Banking
Raymond James Financial Services Investment Banking is a well-recognized national investment banking practice with over 50 investment banking professionals. We focus on the key sectors of asset management, depository banking, life insurance, property & casualty insurance, securities and brokerage firms and specialty finance. We serve primarily higher-growth, middle market companies by offering a comprehensive range of capital formation alternatives and advisory services. We have time tested success in equity and debt underwriting, merger & acquisition advisory, as well as closed-end fund offerings. We are supported by the capital markets operations of Raymond James, providing personalized service to middle market companies and investors.

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Important Information About the Transaction and Where to Find It

Raymond James Financial intends to file a registration statement on Form S-4 with the SEC to register the shares of Raymond James Financial’s common stock and preferred stock that will be issued to TriState Capital Holdings’ shareholders in connection with the transaction. The registration statement will include a proxy statement of TriState Capital Holdings that also constitutes a prospectus of Raymond James Financial. The definitive proxy statement/prospectus will be sent to the shareholders of TriState Capital Holdings in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Raymond James Financial or TriState Capital Holdings through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Raymond James Financial or TriState Capital Holdings at:

Raymond James Financial 880 Carillon Parkway Saint Petersburg, FL 33716 Attention: Investor Relations

TriState Capital Holdings 301 Grant Street, Suite 2700Pittsburgh, PA 15219 Attention: Investor Relations

Before making any voting or investment decision, investors and security holders of Raymond James Financial and TriState Capital Holdings are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

Raymond James Financial, TriState Capital Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Raymond James Financial can be found in Raymond James Financial’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on January 8, 2021, and other documents subsequently filed by Raymond James Financial with the SEC. Information about the directors and executive officers of TriState Capital Holdings can be found in TriState Capital Holdings’ definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 7, 2021, and other documents subsequently filed by TriState Capital Holdings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.

880 Carillon Parkway
St. Petersburg, FL 33716 US